							Exhibit 99(d)

Entergy Mississippi, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
	Twelve Months Ended
	December 31,						June 30,
	2000	2001	2002	2003	2004	2005	2006

Fixed charges, as defined:
Total Interest	$44,877	$50,991	$45,464	$47,464	$44,637	$43,707	$48,065
Interest applicable to rentals	1,596	1,849	1,916	1,880	1,162	771	783

Total fixed charges, as defined	46,473	52,840	$47,380	$49,344	$45,799	$44,478	$48,848

Preferred dividends, as defined (a)	5,347	4,674	4,490	5,099	5,067	5,129	4,643

Combined fixed charges and preferred dividends, as defined	$51,820	$57,514	$51,870	$54,443	$50,866	$49,607	$53,491

Earnings as defined:

Net Income	$38,973	$39,620	$52,408	$67,058	$73,497	$62,103	$60,205
Add:
Provision for income taxes:
Total income taxes	22,868	20,464	17,846	34,431	37,040	33,952	32,086
Fixed charges as above	46,473	52,840	47,380	49,344	45,799	44,478	48,848

Total earnings, as defined	$108,314	$112,924	$117,634	$150,833	$156,336	$140,533	$141,139

Ratio of earnings to fixed charges, as defined	2.33	2.14	2.48	3.06	3.41	3.16	2.89

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	2.09	1.96	2.27	2.77	3.07	2.83	2.64

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.